PROKOM
SOFTWARE SA

FAX

to: Division of Corporate Finance File No. 82-4700 — Securities and Exchange Commission, Washington, DC, USA — +1 (202) 942 9624

from: **PROKOM Software S.A.**
81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 4 Dec 2002 SUPPL pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.7 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **SALE OF THE COMPANY'S SHARES**

The Management Board of Prokom Software S.A. informs, that:

the Company received information, that on the 29 November 2002 Prokom Investments SA (company related by holding over 20% voting rights at the General Shareholders' Meeting of Prokom Software SA) had sold 50.567 ordinary bearer shares of Prokom Software SA at the unit price of PLN 127 for each share.

As the result of this transaction Mr Ryszard Krauze, along with Prokom Investments SA, represent together 4,753,211 shares of Prokom Software SA, which institute 35.12% of share capital as well as 5,233,691 votes, which entitle to 36.66% votes at the General Shareholders' Meeting.

In November 2002 Mr Ryszard Krauze concluded the preliminary purchase agreement of 59,832 F series shares of Prokom Software SA, with Company's shareholder, which means that immediately after registration of these shares in National Depository for Securities Mr Ryszard Krauze will increase his ownership of Company's shares (about which the Company informed in quarterly report published on 14 November 2002).

02060228

4 Dec 2002 Beata Stelmach
Member of the Management Board

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